

May 10, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Ms. Leslie Overton
Associate Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Rancher Energy Corp. ("Rancher")
Registration Statement on Form S-1
Filed March 6, 2007
File No. 333-141086 (Initial Comment Letter)
File No. 000-51425 (Response to Request for Waiver of Rule 3-01--3-04 Financial Statements)

Dear Ms. Overton:

We are in receipt of your letter dated April 13, 2007 in which you state that we are required to provide financial statements for the predecessor operations that comply with Rules 3-01 through 3-04 of Regulation S-X, rather than pursuant to Rule 3-05 of Regulation S-X. Therefore, you state that we are required to provide audited full carve-out financial statements for the South Cole Creek and South Glenrock properties (the "Properties") for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 to December 22, 2006 (date of acquisition by Rancher) in our Form 8-K and our Form S-1.

In response to your letter, we respectfully request preclearance from you regarding our proposed presentation. We are in the process of preparing the financial statements. We intend to present audited full carve-out financial statements for the Properties covering the periods from September 1, 2004 to December 22, 2006, as described in more detail below, and an audited statement of revenues and direct operating expenses to cover the period from January 1, 2004 to August 31, 2004 in satisfaction of the requirements of Rules 3-01 through 3-04 of Regulation S-X.

Prior to our acquisition of the Properties on December 22, 2006, they were owned by Nielson & Associates ("Nielson"), a private company. Nielson acquired the Properties in September 2004 from Continental Industries ("Continental"), another private company. Continental acquired South Glenrock in October [illegible] and South Cole Creek in mid-1998. However, ownership of Continental changed hands in March 2006. Nielson accounted for their oil and gas properties using the full cost method of accounting. Continental maintained its books on a cash/tax basis.

Rancher has a March 31 fiscal year end. By the time that we obtain the audited predecessor financial statements, Rancher's interim December 31 financial statements, which are included in our Form S-1, will be stale. Therefore, we will amend Form S-1 to include our audited March 31 year end financial statements. Rancher accounted for the Properties using the full cost method of accounting for oil and gas properties in our December 31, 2006 Form 10-Q.

We intend to present audited full carve-out financial statements for the Properties for the period from September 1, 2004 (the acquisition date of the Properties by Nielson) to December 31, 2004, the year ended December 31, 2005 and the period from January 1, 2006 to December 22, 2006. Therefore, including Rancher's March 31, 2007 audited financial statements, we will be presenting audited financial statements covering 31 months of operations of the Properties. We understand that the requirement is for a minimum of 33 months of coverage.

It is impracticable to prepare full carve-out financial statements for the time period prior to September 1, 2004 for the Properties. As previously noted, the Properties were owned by Continental during that time. However, Continental was sold by its previous owner to its current owners in March 2006. Continental is a private company with unsophisticated and largely manual operations that has never been audited and has never prepared GAAP basis financial statements. It is a small business and does not have the in-house expertise to generate the reports and information necessary to assist in the preparation of GAAP basis financial statements. The only source for some of the information necessary to prepare full carve-out financials is in the previous owner's tax returns, which we are having difficulty obtaining. Accordingly, we respectfully request that we be allowed to substitute an audited statement of revenues and direct operating expenses of the Properties in lieu of full carve-out financial statements for the period from January 1, 2004 to August 31, 2004.

In addition to requesting preclearance for the above, we respectfully request preclearance, or the opportunity to discuss further with you, the content and presentation of the audited full carve-out financial statements for the period from September 1, 2004 to December 31, 2004, the year ended December 31, 2005 and the period from January 1, 2006 to December 22, 2006, as discussed further below.

We propose to present the following audited full carve-out financial statements for the Properties:

- Balance sheets at December 31, 2005 and December 22, 2006
    - Accounts receivable
        - Revenue
        - Joint interest
    - Proved properties
    - Unproved properties
    - Accumulated depreciation, depletion & amortization
    - Accounts payable and accrued liabilities
    - Production taxes payable
        - Current
        - Long-term
    - Asset retirement obligation
        - Current
        - Long-term
    - Owner's net investment

- Statements of income and cash flows for the periods:
    - September 1 through December 31, 2004
    - January 1 through December 31, 2005
    - January 1 through December 22, 2006
        - Oil sales
        - Lease operating expense
        - Production taxes
        - Depreciation, depletion and amortization
        - Accretion of asset retirement obligation
        - General & administrative expense

    - Owners' net investment rollforward for the period from September 1, 2004 through December 22, 2006

In summary, we respectfully request preclearance for our proposal to provide audited full carve-out financial statements for the Properties covering the periods from September 1, 2004 to December 22, 2006, as described above, and an audited statement of revenues and direct operating expenses to cover the period from January 1, 2004 to August 31, 2004 in satisfaction of the requirements of Rules 3-01 through 3-04 of Regulation S-X.

We look forward to working with you to provide any additional information that may be deemed necessary in order to resolve to your satisfaction the adequacy of the disclosures that we propose to present in our amended Form S-1 and our amended Form 8-K.

As we mentioned in our previous letter, Rancher will incur substantial penalties after May 18, 2007, payable to the purchasers of our common stock in a private placement, for each month that we are unable to have this registration statement declared effective. As a result, we would appreciate your timely response to our request. Please contact me at 303-928-7754, or danielfoley@rancherenergy.com, if you have any questions or require additional information.

With kind regards,
RANCHER ENERGY CORP.



Daniel P. Foley
Chief Financial Officer